UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of Private Placement

As disclosed on SOS Limited’s (the “Company”) Report on Form 6-K (the “Initial 6-K”) filed with the Securities and Exchange Commission on March 19, 2025, the Company entered into certain securities purchase agreement (the “SPA”) on March 19, 2025 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 222,337,500 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.005 per share (“Share”) and one warrant to purchase three Shares each (“Warrant”) with an initial exercise price of $0.0398 per Share, or approximately $5.97 per American depositary share of the Company (“ADS”), at a price of 0.034666 per Unit, or approximately $5.2 per ADS unit, for an aggregate purchase price of approximately $7.7 million (the “Offering”), subject to various conditions to closing.

On April 9, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2025

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer